                 =============================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ---------------------

                                 SCHEDULE 13E-3/A
                        RULE 13e-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                             ---------------------

                               (Amendment No. 2)
                             TELEMUNDO GROUP, INC.
                              (NAME OF THE ISSUER)

                             TELEMUNDO GROUP, INC.
                            TLMD STATION GROUP, INC.
                              TLMD ACQUISITION CO.
                       APOLLO INVESTMENT FUND III, L.P.
                          BASTION CAPITAL FUND, L.P.
                      (NAME OF PERSON(S) FILING STATEMENT)

                SERIES A COMMON STOCK, PAR VALUE $.01 PER SHARE;
                    SERIES A COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   87943M306
                                   87943M124
                                   ---------

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

ROLAND A. HERNANDEZ               PAUL D. TOSETTI, ESQ.              EDMUND KAUFMAN
PRESIDENT AND CHIEF               LATHAM & WATKINS                   IRELL & MANELLA, LLP
EXECUTIVE OFFICER                 633 WEST FIFTH STREET              333 SOUTH HOPE STREET
TELEMUNDO GROUP, INC.             LOS ANGELES, CA  90071             LOS ANGELES, CA 90071
2290 WEST 8TH AVENUE              (213) 485-1234                     (213) 620-1555
HIALEAH, FL  33010
(305) 884-8200

                            PATRICK J. DOOLEY, ESQ.
                             AKIN, GUMP, STRAUSS,
                             HAUER & FELD, L.L.P.
                              590 MADISON AVENUE
                              NEW YORK, NY 10022
                                (212) 872-1000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF PERSON(S) FILING STATEMENT)

                              --------------------

       This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [_]   The filing of a registration statement under the Securities Act of
          1933.
c.  [_]   A tender offer.
d.  [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)            AMOUNT OF FILING FEE(2)
$538,497,696                              $107,699.54
--------------------------------------------------------------------------------
(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $44.00 per share of common stock, of 12,238,584 shares of common stock of the Issuer, representing all of such common stock outstanding on a fully diluted basis (assuming the exercise of options and warrants to acquire shares of common stock and excluding shares of common stock owned by the Issuer). The above calculation is based on the most recent publicly available data for the Issuer.

(2)  The amount of the filing fee equals 1/50th of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  $107,699.54     FILING PARTY:  TELEMUNDO GROUP, INC.
                        -------------                  ----------------------

FORM OR REGISTRATION NO.:  SCHEDULE 14A
                           ------------

                                                  DATE FILED:  FEBRUARY 18, 1998
                                                               -----------------

                 ==============================================

                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Telemundo Group, Inc. (the "Company"), TLMD Station Group, Inc. ("Purchaser"), TLMD Acquisition Co. ("Sub"), Apollo Investment Fund III, L.P. ("Apollo") and Bastion Capital Fund, L.P. ("Bastion") with respect to a proposed merger pursuant to which Sub will be merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Purchaser.

     The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the amended preliminary Proxy Statement (the "Preliminary Proxy Statement") of the Company and filed with the Commission on April 20, 1998. The information set forth in the Preliminary Proxy Statement, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Preliminary Proxy Statement. The cross-reference sheet indicates the caption in the Preliminary Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Preliminary Proxy Statement, it is so indicated in the cross-reference sheet.

                             CROSS REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3

                                     ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM               PRELIMINARY PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                INCORPORATED HEREIN BY REFERENCE
   -------------------------------   ----------------------------------------

1. Issuer and Class of Security
   Subject to the Transaction

    (a)............................  "SUMMARY--The Companies;" "THE COMPANIES."

    (b)............................  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                     OWNERS AND MANAGEMENT."

    (c)............................  "SUMMARY--Price Range of Common Stock and
                                     Warrants;" "PRICE RANGE OF COMMON STOCK AND
                                     WARRANTS."

    (d)............................  "PRICE RANGE OF COMMON STOCK AND WARRANTS."

    (e)............................  Not applicable.

    (f)............................  "SPECIAL FACTORS--Current Relationships and
                                     Transactions."

2.  Identity and Background

     (a)-(d) and (g)...............  "SUMMARY--The Companies;" "THE COMPANIES;"
                                     "SPECIAL FACTORS--Current Relationships and
                                     Transactions;" "DIRECTORS AND EXECUTIVE
                                     OFFICERS OF TELEMUNDO;" "DIRECTORS AND
                                     EXECUTIVE OFFICERS OF THE PURCHASER AND
                                     SUB."

     (e)-(f).......................  Not applicable.

                                     ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                 INCORPORATED HEREIN BY REFERENCE
  -------------------------------    ----------------------------------------

3.  Past Contacts, Transactions or
     Negotiations

     (a)............................ "SUMMARY--Current Relationships and
                                     Transactions; Interests of Certain
                                     Persons;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of The Merger;" "-- Current Relationships and Transactions;" "--Interests of Certain Persons;" "-- Financing for the Merger;" "THE MERGER AGREEMENT;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

     (b)............................ "SUMMARY--Current Relationships and
                                     Transactions; Interests of Certain
                                     Persons;" "--Financing for the Merger;" "--
                                     Litigation Related to the Merger; "SPECIAL
                                     FACTORS--Background of the Merger;" "--
                                     Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Current Relationships and Transactions;" "--Interests of Certain Persons;" "--Financing for the Merger;" "-- Certain Litigation Related to the Merger;" "EXECUTIVE COMPENSATION;" "THE MERGER AGREEMENT;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

4. Terms of the Transaction

      (a)........................... "QUESTIONS AND ANSWERS ABOUT THE MERGER AND
                                     THE INCENTIVE PLAN;" "SUMMARY;" "SPECIAL
                                     FACTORS--Purpose and Structure of the
                                     Merger;" "--Certain Effects of the Merger;
                                     Plans for Telemundo After the Merger;" "--
                                     Risk that the Merger Will Not be
                                     Consummated;" "--Current Relationships and
                                     Transactions;" "--Interests of Certain
                                     Persons;" "--Financing for the Merger;" "--
                                     Certain Federal Regulatory Matters;" "--
                                     Certain Federal Income Tax Consequences;"
                                     "THE MERGER AGREEMENT;" "Annex A."

                                     ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                 INCORPORATED HEREIN BY REFERENCE
  -------------------------------    ------------------------------------------

      (b)..........................  "SUMMARY--Current Relationships and
                                     Transactions; Interests of Certain
                                     Persons;" "--Background of the Merger;" "--
                                     Recommendations; Fairness of the Merger;"
                                     "--Certain Effects of the Merger; Plans for
                                     Telemundo After the Merger;" "THE SPECIAL
                                     MEETING--Record Date and Voting;" "SPECIAL
                                     FACTORS--Purpose and Structure of the
                                     Merger;" "--Certain Effects of the Merger;
                                     Plans for Telemundo After the Merger;" "--
                                     Current Relationships and Transactions;"
                                     "--Interests of Certain Persons;" "--
                                     Background of the Merger;"
                                     "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Certain Federal Income Tax Consequences;" "THE MERGER AGREEMENT;" "ANNEX A."

5.  Plans or Proposals of the Issuer
    or Affiliate

     (a)-(b)........................ "SUMMARY--Certain Effects of the Merger;
                                     Plans for Telemundo After the Merger;"
                                     "--Financing for the Merger;" "SPECIAL
                                     FACTORS--Certain Effects of the
                                     Merger; Plans for Telemundo After the
                                     Merger;" "--Financing for the Merger--
                                     Network Sale."

     (c)............................ "SUMMARY--Current Relationships and
                                     Transactions; Interests of Certain
                                     Persons;" "SPECIAL FACTORS--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Interests of Certain Persons."

     (d)-(e).......................  "SUMMARY--Certain Effects of the Merger;
                                     Plans for Telemundo After the Merger;"
                                     "--Financing for the Merger;" "SPECIAL
                                     FACTORS--Purpose and Structure of the
                                     Merger;" "--Certain Effects of the Merger;
                                     Plans for Telemundo After the Merger;" "--
                                     Financing for the Merger;" "PRICE RANGE OF
                                     COMMON STOCK AND WARRANTS."

     (f)...........................  "SUMMARY--Certain Effects of the Merger;
                                     Plans for Telemundo After the Merger;"
                                     "SPECIAL FACTORS--Certain Effects of the
                                     Merger; Plans for Telemundo After the
                                     Merger."

     (g)...........................  Not Applicable.

6.  Source and Amounts of Funds
     or Other Consideration

     (a)...........................   "SUMMARY--Financing for the Merger;"
                                      "SPECIAL FACTORS--Financing for the
                                      Merger."

     (b)............................  "EXPENSES."

                                      ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                 PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                  INCORPORATED HEREIN BY REFERENCE
  -------------------------------     ----------------------------------------

     (c)............................  "SUMMARY--Financing for the Merger;"
                                      "SPECIAL FACTORS--Financing for the
                                      Merger."

     (d)............................  Not applicable.

7.  Purpose(s), Alternatives,
     Reasons and Effects

     (a)-(c)........................  "QUESTIONS AND ANSWERS ABOUT THE MERGER
                                      AND THE INCENTIVE PLAN;" "SUMMARY--Certain
                                      Effects of the Merger; Plans for Telemundo
                                      After the Merger;" "THE SPECIAL MEETING--
                                      General;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; "-- Purpose and Structure of the Merger;" "-- Certain Effects of the Merger; Plans for Telemundo After the Merger."

     (d)............................  "QUESTIONS AND ANSWERS ABOUT THE MERGER
                                      AND THE INCENTIVE PLAN;" "SUMMARY;"
                                      "SPECIAL FACTORS--Recommendations of the
                                      Special Committee and the Board of
                                      Directors; Fairness of the Merger;" "--
                                      Opinion of Lazard Freres & Co. LLC;" "--
                                      Opinion of Salomon Brothers Inc;" "--
                                      Purpose and Structure of the Merger;" "--
                                      Certain Effects of the Merger; Plans for
                                      Telemundo After the Merger;" "--Current
                                      Relationships and Transactions;" "--
                                      Interests of Certain Persons;" "--
                                      Financing for the Merger;" "--Certain
                                      Litigation Related to the Merger;" "--
                                      Accounting Treatment of the Merger;" "--
                                      Certain Federal Income Tax Consequences;"
                                      "--Appraisal Rights;" "THE MERGER
                                      AGREEMENT;" "ANNEX E."

8.  Fairness of the Transaction

     (a)-(b)........................  "QUESTIONS AND ANSWERS ABOUT THE MERGER
                                      AND THE INCENTIVE PLAN;" "SUMMARY--Our
                                      Recommendations to Stockholders;" "--
                                      Fairness Opinions of Financial Advisors;"
                                      "--Recommendations; Fairness of the
                                      Merger;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "-- Opinion of Lazard Freres & Co. LLC; "-- Opinion of Salomon Brothers Inc;" "ANNEX B" "ANNEX C."

                                     ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                 INCORPORATED HEREIN BY REFERENCE
  -------------------------------    ----------------------------------------

     (c)............................ "QUESTIONS AND ANSWERS ABOUT THE MERGER AND
                                     THE INCENTIVE PLAN;" "SUMMARY--Record Date;
                                     Voting Power;" "THE SPECIAL MEETING--Record
                                     Date and Voting;" "SPECIAL FACTORS--
                                     Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "THE MERGER AGREEMENT--Certain Covenants--Stockholders' Meetings;" "--
                                     Conditions to Obligations to Effect the
                                     Merger."

     (d)............................ "Summary--Current Relationships and
                                     Transactions; Interests of Certain
                                     Persons;" "--Fairness Opinions of Financial
                                     Advisors; "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Opinion of Salomon Brothers Inc;"
                                     "ANNEX C."

     (e)............................ "QUESTIONS AND ANSWERS ABOUT THE MERGER AND
                                     THE INCENTIVE PLAN;" "SUMMARY--Our
                                     Recommendations to Stockholders;" "THE
                                     SPECIAL MEETING--General;" "SPECIAL
                                     FACTORS--Background of the Merger;" "--
                                     Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger."

     (f)............................ "SPECIAL FACTORS--Background of the
                                     Merger;" "--Recommendations of the Special
                                     Committee and the Board of Directors;
                                     Fairness of the Merger."

9.  Reports, Opinions, Appraisals
    and Certain Negotiations

     (a)-(c)........................ "SUMMARY--Fairness Opinions of Financial
                                     Advisors;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "-- Opinion of Lazard Freres & Co. LLC;" "-- Opinion of Salomon Brothers Inc;" "WHERE YOU CAN FIND MORE INFORMATION;" "ANNEX B;" "ANNEX C."

                                     ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                 INCORPORATED HEREIN BY REFERENCE
  -------------------------------    ----------------------------------------


10. Interest in Securities of the Issuer

      (a)........................    "SUMMARY--Share Ownership of Certain
                                     Stockholders and Management;" "--Current
                                     Relationships and Transactions; Interests of Certain Persons;" "THE SPECIAL MEETING--
                                     Record Date and Voting;" "SPECIAL FACTORS--
                                     Current Relationships and Transactions;"
                                     "--Interests of Certain Persons;"
                                     "EXECUTIVE COMPENSATION;" "SECURITY
                                     OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                     MANAGEMENT."

      (b)........................    Not applicable.

11. Contracts, Arrangements or
    Understandings with Respect
    to the Issuer's Securities...    "QUESTIONS AND ANSWERS ABOUT THE MERGER AND
                                     THE INCENTIVE PLAN;" "SUMMARY--Share
                                     Ownership of Certain Stockholders and
                                     Management;" "Current Relationships and
                                     Transactions; Interests of Certain
                                     Persons;" "Certain Effects of the
                                     Merger; Plans for Telemundo After the
                                     Merger;" "--Financing for the Merger;" "THE
                                     SPECIAL MEETING--Record Date and Voting;"
                                     "SPECIAL FACTORS--Background of the
                                     Merger;" "--Current Relationships and
                                     Transactions;" "--Certain Effects of the
                                     Merger; Plans for Telemundo After the
                                     Merger;" "--Interests of Certain Persons;"
                                     "--Financing for the Merger;" "EXECUTIVE
                                     COMPENSATION;" "SECURITY OWNERSHIP OF
                                     CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;"
                                     "THE MERGER AGREEMENT;" "ANNEX A."

12. Present Intention and
    Recommendation of Certain
    Persons with Regard to the
    Transaction

      (a)-(b)......................  "QUESTIONS AND ANSWERS ABOUT THE MERGER AND
                                     THE INCENTIVE PLAN;" "SUMMARY--Our
                                     Recommendations to Stockholders;" "--Share
                                     Ownership of Certain Stockholders and
                                     Management;" "--Recommendations; Fairness of the Merger;" "THE SPECIAL MEETING-- Record Date and Voting;" "SPECIAL FACTORS-- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Current Relationships and Transactions."

                                      ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                 PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                  INCORPORATED HEREIN BY REFERENCE
  -------------------------------     ----------------------------------------

13. Other Provisions of the
      Transaction

      (a)...........................  "SUMMARY--Appraisal Rights;" "THE SPECIAL
                                      MEETING--Appraisal Rights; " "SPECIAL
                                      FACTORS--Appraisal Rights;" "THE MERGER
                                      AGREEMENT--Consideration to be Received in the Merger;" "ANNEX E;" "ANNEX A."

     (b)............................  Not applicable.

     (c)............................  Not applicable.

14. Financial Information

      (a) ..........................  "SUMMARY SELECTED HISTORICAL FINANCIAL
                                      DATA;" "SELECTED HISTORICAL FINANCIAL
                                      DATA;" "WHERE YOU CAN FIND MORE
                                      INFORMATION."

      (b) ..........................  Not applicable.

15. Persons and Assets Employed,
    Retained or Utilized

      (a)...........................  "SUMMARY--Current Relationships and
                                      Transactions; Interests of Certain
                                      Persons;" "--Certain effects of the
                                      Merger; Plans for Telemundo After the
                                      Merger;" "--Financing for the Merger;"
                                      "SPECIAL FACTORS--Certain Effects of the
                                      Merger; Plans for Telemundo After the
                                      Merger" "--Interests of Certain Persons;"
                                      "--Financing for the Merger;" "THE MERGER
                                      AGREEMENT--Certain Covenants--Conduct of
                                      Business;" "EXPENSES;" "ANNEX A."

      (b)...........................  "WHO CAN HELP ANSWER YOUR QUESTIONS;"
                                      "SUMMARY--Fairness Opinions of Financial
                                      Advisors;" "THE SPECIAL MEETING--Voting,
                                      Revocation and Solicitation of Proxies;"
                                      "SPECIAL FACTORS--Background of the
                                      Merger;" "--Opinion of Lazard Freres & Co.
                                      LLC;" "--Opinion of Salomon Brothers Inc."

16. Additional Information.........   The information set forth in the
                                      Preliminary Proxy Statement and all
                                      Annexes thereto is incorporated herein by reference in its entirety.

                                      ALL REFERENCES ARE TO PORTIONS OF THE
  SCHEDULE 13E-3 ITEM                 PRELIMINARY PROXY STATEMENT WHICH ARE
  NUMBER AND CAPTION                  INCORPORATED HEREIN BY REFERENCE
  -------------------------------     ----------------------------------------

17. Material to be Filed as
    Exhibits........................  Separately included herewith.

Item 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information concerning the Issuer and its principal executive office set forth on in the sections entitled "SUMMARY--The Companies;" and "THE COMPANIES" is incorporated herein by reference.

         (b) The information set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "SUMMARY--Price Range of Common Stock and Warrants;" and "PRICE RANGE OF COMMON STOCK AND WARRANTS" is incorporated herein by reference.

         (d) The information set forth in the section entitled "PRICE RANGE OF COMMON STOCK AND WARRANTS" is incorporated herein by reference.

         (e)  Not applicable.

         (f) The information set forth in the section entitled "SPECIAL FACTORS--Current Relationships and Transactions" is incorporated herein by reference.

Item 2.  IDENTITY AND BACKGROUND.

         (a)-(d) and (g) The persons filing this Statement are the Company (the issuer of the classes of equity securities that are the subject of the Rule 13e-3 transaction), Purchaser, Sub, Apollo and Bastion. The information set forth in the sections entitled "THE COMPANIES;" "SPECIAL FACTORS--Current Relationships and Transactions;" "DIRECTORS AND EXECUTIVE OFFICERS OF TELEMUNDO;" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND SUB" is incorporated herein by reference.

         (e) and (f) During the last five years, none of the Company, Purchaser, Sub, Apollo and Bastion and, to the best of their knowledge, any of their respective executive officers, directors, partners or controlling persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) The information set forth in the sections entitled "SUMMARY-- Current Relationships and Transactions; Interests of Certain Persons;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Current Relationships and Transactions;" "--Interests of Certain Persons;" "--Financing for the Merger;" "THE MERGER AGREEMENT;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SUMMARY-- Current Relationships and Transactions; Interests of Certain Persons;" "-- Financing for the Merger;" "--Litigation Related to the Merger;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Current Relationships and Transactions;" "--Interests of Certain Persons;" "--Financing for the Merger;" "--Certain Litigation Related to the Merger;" "EXECUTIVE COMPENSATION;" "THE MERGER AGREEMENT;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY;" "SPECIAL FACTORS-- Purpose and Structure of the Merger;" "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Risk that the Merger Will Not be Consummated;" "--Current Relationships and Transactions;" "--Interests of Certain Persons;" "--Financing for the Merger;" "--Certain Federal Regulatory Matters;" "--Certain Federal Income Tax Consequences;" "THE MERGER AGREEMENT;" and "ANNEX A" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SUMMARY-- Current Relationships and Transactions; Interests of Certain Persons;" "--Background of the Merger;" "--Recommendations; Fairness of the Merger;" "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "THE SPECIAL MEETING--Record Date and Voting;" "SPECIAL FACTORS--Purpose and Structure of the Merger;" "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Current Relationships and Transactions;" "--Interests of Certain Persons;" "--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Certain Federal Income Tax Consequences;" "THE MERGER AGREEMENT;" and "ANNEX A" is incorporated herein by reference.

Item 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(b) The information set forth in the sections entitled "SUMMARY-- Certain Effects of the Merger; Plans for Telemundo After the Merger;" "-- Financing for the Merger;" "SPECIAL FACTORS--Certain Effects of the Merger; Plans for Telemundo After the Merger" and "--Financing for the Merger--Network Sale" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "SUMMARY-- Current Relationships and Transactions; Interests of Certain Persons;" "SPECIAL FACTORS--Certain Effects of the Merger; Plans for Telemundo After the Merger;" and "--Interests of Certain Persons" is incorporated herein by reference.


         (d)-(e) The information set forth in the sections entitled "SUMMARY-- Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Financing for the Merger;" "SPECIAL FACTORS--Purpose and Structure of the Merger;" "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Financing for the Merger;" and "PRICE RANGE OF COMMON STOCK AND WARRANTS" is incorporated herein by reference.


         (f) The information set forth in the sections entitled "SUMMARY-- Certain Effects of the Merger; Plans for Telemundo After the Merger;" and "SPECIAL FACTORS--Certain Effects of the Merger; Plans for Telemundo After the Merger" is incorporated herein by reference.

         (g)  Not applicable.

Item 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in the sections entitled "SUMMARY-- Financing for the Merger;" and "SPECIAL FACTORS--Financing for the Merger" is incorporated herein by reference.

         (b) The information set forth in the section entitled "EXPENSES" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "SUMMARY-- Financing for the Merger;" and "SPECIAL FACTORS--Financing for the Merger" is incorporated herein by reference.

         (d)  Not applicable.

Item 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "THE SPECIAL MEETING-- General;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; "--Purpose and Structure of the Merger;" and "--Certain Effects of the Merger; Plans for Telemundo After the Merger" is incorporated herein by reference.

         (d) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY;" "SPECIAL FACTORS-- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Opinion of Lazard Freres & Co. LLC;" "--Opinion of Salomon Brothers Inc;" "--Purpose and Structure of the Merger;" "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Current Relationships and Transactions;" "--Interests of Certain Persons;" "--Financing for the Merger;" "--Certain Litigation Related to the Merger;" "--Accounting Treatment of the Merger;" "--Certain Federal Income Tax Consequences;" "--Appraisal Rights;" "THE MERGER AGREEMENT;" and "ANNEX E" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY--Our Recommendations to Stockholders;" "--Fairness Opinions of Financial Advisors;" "--Recommendations; Fairness of the Merger;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Opinion of Lazard Freres & Co. LLC;" "--Opinion of Salomon Brothers Inc;" "ANNEX B" and "ANNEX C" is incorporated herein by reference. Each of Lazard Freres & Co. LLC and Salomon Brothers Inc has consented to the inclusion of its opinion as an exhibit hereto and to the references to such opinion in this Transaction Statement.

         (c) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY--Record Date; Voting Power;" "THE SPECIAL MEETING--Record Date and Voting;" "SPECIAL FACTORS-- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "THE MERGER AGREEMENT--Certain Covenants--Stockholders' Meetings;" and "--Conditions to Obligations to Effect the Merger" is incorporated herein by reference.

         (d) The information set forth in the sections entitled "SUMMARY-- Current Relationships and Transactions; Interests of Certain Persons;" "-- Fairness Opinions of Financial Advisors;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Opinion of Salomon Brothers Inc;" and "ANNEX C" is incorporated herein by reference.

         (e) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY--Recommendations; Fairness of the Merger;" "THE SPECIAL MEETING--General;" "SPECIAL FACTORS-- Background of the Merger;" and "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

         (f) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger;" and "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

Item 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "SUMMARY-- Fairness Opinions of Financial Advisors;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger;" "--Opinion of Lazard Freres & Co. LLC;" "--Opinion of Salomon Brothers Inc;" "WHERE YOU CAN FIND MORE INFORMATION;" and "ANNEX
B" and "ANNEX C" is incorporated herein by reference.

Item 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "SUMMARY--Share Ownership of Certain Stockholders and Management;" "--Current Relationships and Transactions; Interests of Certain Persons;" "THE SPECIAL MEETING--Record Date and Voting;" "SPECIAL FACTORS--Current Relationships and Transactions;" "--Interests of Certain Persons;" "EXECUTIVE COMPENSATION;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b)  Not applicable.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


         The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY--Share Ownership of Certain Stockholders and Management;" "--Current Relationships and Transactions; Interests of Certain Persons;" "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Financing for the Merger;" "THE SPECIAL MEETING --Record Date and Voting;" "SPECIAL FACTORS--Background of the Merger;" "-- Current Relationships and Transactions; "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Interests of Certain Persons;" -- Financing for the Merger;" "EXECUTIVE COMPENSATION;" SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "THE MERGER AGREEMENT" and "ANNEX A" is incorporated herein by reference.

Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

 (a)-(b) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE INCENTIVE PLAN;" "SUMMARY--Our Recommendations to Stockholders;" "--Recommendations; Fairness of the Merger;" "--Share Ownership of Certain Stockholders and Management;" "THE SPECIAL MEETING--Record Date and Voting;" "SPECIAL FACTORS--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" and "--Current Relationships and Transactions" is incorporated herein by reference.

Item 13. OTHER PROVISIONS OF THE TRANSACTION.


     (a) The information set forth in the sections entitled "SUMMARY--Appraisal Rights;" "THE SPECIAL MEETING--Appraisal Rights;" "SPECIAL FACTORS--Appraisal Rights;" "THE MERGER AGREEMENT--Consideration to be Received in the Merger;" and "ANNEX E" and "ANNEX A" is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

Item 14. FINANCIAL INFORMATION.


     (a)  The information set forth in the sections entitled "SUMMARY
SELECTED HISTORICAL FINANCIAL DATA;" "SELECTED HISTORICAL FINANCIAL DATA;" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. Pursuant to Instruction D and Instruction F to Schedule 13E-3, the following are incorporated by reference:

         (i) The "Consolidated Financial Statements" from the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     (b)  Not applicable.

Item 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


         (a) The information set forth in the sections entitled "SUMMARY-- Current Relationships and Transactions; Interests of Certain Persons; "--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Financing for the Merger;" "SPECIAL FACTORS--Certain Effects of the Merger; Plans for Telemundo After the Merger;" "--Interests of Certain Persons;" "--Financing for the Merger;" "THE MERGER AGREEMENT--Certain Covenants--Conduct of Business;" "EXPENSES;" and "ANNEX A" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "WHO CAN HELP ANSWER YOUR QUESTIONS;" "SUMMARY--Fairness Opinions of Financial Advisors;" "THE SPECIAL MEETING--Voting, Revocation and Solicitation of Proxies;" "SPECIAL FACTORS--Background of the Merger;" "--Opinion of Lazard Freres & Co. LLC;" and "--Opinion of Salomon Brothers Inc" is incorporated herein by reference.

Item 16. ADDITIONAL INFORMATION.


         The information set forth in the Preliminary Proxy Statement and all Annexes thereto is incorporated herein by reference in its entirety.

Item 17. EXHIBITS

(a)     None.

(b)(1) Opinion of Lazard Freres & Co. LLC (incorporated by reference to ANNEX B to the Preliminary Proxy Statement).

(b)(2) Opinion of Salomon Brothers Inc (incorporated by reference to ANNEX C to the Preliminary Proxy Statement).

(c)(1) Agreement and Plan of Merger, dated as of November 24, 1997, by and among TLMD Station Group, Inc., TLMD Acquisition Co. and Telemundo Group, Inc. (incorporated by reference to ANNEX A to the Preliminary Proxy Statement).

(c)(2) Agreement, dated as of November 17, 1997, by and among Apollo Investment Fund III, L.P., Bastion Capital Fund, L.P., Liberty Media Corporation and Sony Pictures Entertainment Inc. (previously filed)

(c)(3) Amendment, dated as of November 24, 1997, by among Apollo Investment Fund III, L.P., Bastion Capital Fund, L.P., Liberty Media Corporation and Sony Pictures Entertainment Inc. (previously filed)

(c)(4) Senior Secured Credit Facilities Commitment Letter, dated November 23, 1997, by and among Credit Suisse First Boston, Canadian Imperial Bank of Commerce, Apollo Investment Fund III, L.P., Bastion Capital Fund, L.P., Liberty Media Corporation and Sony Pictures Entertainment Inc. (filed herewith).

(c)(5) Senior Discount Debentures Commitment Letter, dated November 23, 1997, by and among Credit Suisse First Boston Corporation, CIBC Oppenheimer Corp., Apollo Investment Fund III, L.P., Bastion Capital Fund, L.P., Liberty Media Corporation and Sony Pictures Entertainment Inc. (filed herewith).

(d) Preliminary copy of Letter to Stockholders, preliminary copy of Notice of Special Meeting of Stockholders, preliminary Proxy Statement and preliminary Proxy Card (incorporated by reference to the Preliminary Proxy Statement).

(e) Section 262 of the Delaware General Corporation Law, as amended (incorporated by reference to ANNEX E to the Preliminary Proxy Statement).

(f)     Not applicable.

(g) Consolidated Financial Statements (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31,
        1997).

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             TELEMUNDO GROUP,  INC.

                                             By:     /s/ Peter J. Housman, II
                                                --------------------------------
                                                Name:  Peter J. Housman, II
                                                Title: Chief Financial Officer
                                                       and Treasurer

Dated:  April 23, 1998


                                             TLMD STATION GROUP, INC.

                                             By:     /s/ Edward M. Yorke
                                                --------------------------------
                                                Name:  Edward M. Yorke
                                                Title: President

Dated:  April 23, 1998


                                             TLMD ACQUISITION CO.

                                             By:     /s/ Edward M. Yorke
                                                --------------------------------
                                                Name:  Edward M. Yorke
                                                Title: President

Dated:  April 23, 1998


                                             APOLLO INVESTMENT FUND III, L.P.

                                             By: Apollo Advisors, L.P., its
                                                 General Partner

                                             By: Apollo Capital Management II,
                                                 Inc., its General Partner

                                             By:     /s/ Michael D. Weiner
                                                -------------------------------
                                                Name:  Michael D. Weiner
                                                Title: Vice President

Dated:  April 23, 1998


                                             BASTION CAPITAL FUND, L.P.

                                             By: Bastion Partner, L.P., its
                                                 General Partner

                                             By: Villaco, its General Partner


                                             By:     /s/ Daniel D. Villanueva
                                                -------------------------------


                                                Name:  Daniel D. Villanueva
                                                Title: President

Dated:  April 23, 1998

EXHIBIT INDEX
Exhibit No.                                          Page
----------                                           ----

(b)(1)  Opinion of Lazard Freres      Incorporated by reference to
        & Co. LLC                     ANNEX B to the Preliminary Proxy
                                      Statement.

(b)(2)  Opinion of Salomon            Incorporated by reference to
        Brothers Inc                  ANNEX C to the Preliminary Proxy
                                      Statement.

(c)(1)  Agreement and Plan of         Incorporated by reference to
        Merger, dated as of November  ANNEX A to the Preliminary Proxy
        24, 1997, by and among TLMD   Statement.
        Station Group, Inc., TLMD
        Acquisition Co. and Telemundo
        Group, Inc.

(c)(2)  Agreement, dated as of        Previously filed with the Schedule 13E-3
        November 17, 1997, by and     on February 18, 1998.
        among Apollo Investment Fund
        III, L.P., Bastion Capital
        Fund, L.P., Liberty Media
        Corporation and Sony Pictures
        Entertainment Inc.

(c)(3)  Amendment, dated as of        Previously filed with the Schedule 13E-3
        November 24, 1997, by and     on February 18, 1998.
        among Apollo Investment Fund
        III, L.P., Bastion Capital
        Fund, L.P., Liberty Media
        Corporation and Sony Pictures
        Entertainment Inc.


(c)(4)
        Senior Secured Credit Facilities
        Commitment Letter, dated
        November 23,1997, by and among
        Credit Suisse First Boston,
        Canadian Imperial Bank of
        Commerce, Apollo Investment
        Fund III, L.P., Boston Capital
        Fund, L.P., Liberty Media
        Corporation and Sony Pictures
        Entertainment Inc.

(c)(5)
        Senior Discount Debentures
        Commitment Letter, dated
        November 23, 1997,
        by and among Credit Suisse First
        Boston Corporation, CIBC
        Oppenheimer Corp., Apollo
        Investment Fund III, L.P., Boston
        Capital Fund, L.P., Liberty Media
        Corporation and Sony Pictures
        Entertainment Inc.

(d)     Preliminary copy of Letter    Incorporated by reference to the
        to Stockholders, preliminary Preliminary Proxy Statement. copy of Notice of Special
        Meeting of Stockholders,
        preliminary Proxy Statement
        and preliminary Proxy Card.

(e)     Section 262 of the Delaware   Incorporated by reference to
        General Corporation Law, as   ANNEX E to the Preliminary Proxy
        amended.                      Statement.

(g)     Consolidated Financial        Incorporated by reference from the
        Statements                    Company's Annual Report on Form 10-K
                                      for the year ended December 31, 1997.